REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
The France Growth Fund, Inc.



We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about The France Growth Fund, Inc.'s (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 28, 2002 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the
Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination, which was without prior notice to the Fund, was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 28, 2002 and for the period from January 1, 2002 through June 28, 2002, with respect to agreement of purchases and sales of securities and similar investments:

o Confirmation of all securities and similar investments owned by the Fund and in the control of Credit Agricole Indosuez in Paris, France ("CAI"), the Fund's sub-custodian, with SICOVAM, France, the central depository in France. It was not possible to physically inspect or perform other procedures directed to the Fund's securities because they are maintained by CAI and SICOVAM under an omnibus nominee account for all of CAI's custodial customers;

o Reconciliation of confirmation results as to all such securities and similar investments to the books and records of the Fund and the Custodian;

To the Board of Directors of
The France Growth Fund, Inc.
August 16, 2002


o Agreement of three security and/or investment purchases and three security and/or investment sales or maturities since our last examination from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Fund's compliance with specified requirements.

In our opinion, management's assertion that The France Growth Fund, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 28, 2002 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of The France Growth Fund, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.



August 16, 2002

                 Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940
            --------------------------------------------------------

We, as members of management of The France Growth Fund, Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 28, 2002.

Based on this evaluation, we assert that the Fund was in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of June 28, 2002, with respect to securities and similar investments reflected in the investment account of the Fund.

The France Growth Fund, Inc.

By:

--------------------------------------------------
Frederick J. Schmidt, Vice President and Treasurer



----------------------------------------------
Steven M. Cancro, Vice President and Secretary

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies
                    Pursuant to Rule 17f-2 [17 CFR 270.17F-2]



---------------------------------------------------------------------------------------------- -------------------------------------
1. Investment Company Act File Number:                                                         Date examination completed:

811-5994                                                                                       August 16, 2002
------------------------------------------------------------------------------------------------------------------------------------

2. State identification Number:
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        AL                    AK                   AZ                    AR                    CA                     CO
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        CT                    DE                   DC                    FL                    GA                     HI
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        ID                    IL                   IN                    IA                    KS                     KY
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        LA                    ME                   MD                    MA                    MI                     MN
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        MS                    MO                   MT                    NE                    NV                     NH
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        NJ                    NM                   NY                    NC                    ND                     OH
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        OK                    OR                   PA                    RI                    SC                     SD
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        TN                    TX                   UT                    VT                    VA                     WA
        --------------------- -------------------- --------------------- -----------------------------------------------------------

        WV                    WI                   WY                    PUERTO RICO
        ----------------------------------------------------------------------------------------------------------------------------

        Other (specify):
------------------------------------------------------------------------------------------------------------------------------------

3. Exact name of investment company as specified in registration statement:

The France Growth Fund, Inc.
------------------------------------------------------------------------------------------------------------------------------------

4. Name under which business is conducted, if different from above:


------------------------------------------------------------------------------------------------------------------------------------

5. Address of principal executive office (number, street, city, state, zip code):

666 Third Avenue, New York, New York  10017-4011
------------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.    All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)